NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

STRONG FIRST QUARTER 2012 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, May 4, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the quarter ended March 31, 2012 was $352 million or $0.62 per diluted share, compared with $306 million or $0.54 per diluted share in the first quarter of 2011.

Funds from operations (“FFO”) for the quarter ended March 31, 2012 was $154 million or $0.27 per diluted common share, compared with $142 million or $0.25 per diluted common share during the same period in 2011 on a comparable basis:

(US Millions, except per share amounts)	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Total FFO	$154	$155
Less: discontinued residential operations	―	13
Comparable FFO	$154	$142
Per share	$0.27	$0.25

Commercial property net operating income for the first quarter of 2012 increased to $312 million, compared with $216 million in the first quarter of 2011, largely due to the impact of the property acquisitions and the consolidation of the U.S. Office Fund.

OUTLOOK

“Reflecting growing business confidence and the appeal of our high-quality portfolio, we leased 1.1 million square feet of space during the first quarter with a solid backlog of advanced leasing discussions underway,” stated Ric Clark, chief executive officer of Brookfield Office Properties. “Subsequent to the end of the quarter, we were pleased to complete a 1.2-million-square-foot lease at One New York Plaza with Morgan Stanley.”

HIGHLIGHTS OF THE FIRST QUARTER

Leased 1.1 million square feet of space during the quarter at an average net rent of $28.71 per square foot, representing a 33% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 92.9%. Highlights from the quarter include:

New York – 179,000 square feet

•	Investment Technology Group: 132,000-square-foot, 17-year lease at One Liberty Plaza

Toronto – 171,000 square feet

•	Citco (Canada) Inc.: 34,000-square-foot, 11-year lease at 151 Yonge St.
•	ARUP Canada: 33,000-square-foot, 10-year lease at Hudson’s Bay Centre

Houston – 155,000 square feet

•	McGraw-Hill Companies: 29,000-square-foot, six-year lease at Heritage Plaza
•	BDO USA, LLP: 20,000-square-foot, 10-year renewal at Three Allen Center

Denver – 103,000 square feet

•	Gibson, Dunn & Crutcher: 36,000-square-foot, 11-year lease at 1801 California St.

Calgary – 91,000 square feet

•	Suncor Energy: 39,000-square-foot, 16-year lease at Suncor Energy Centre
•	Regus Business Centre: 20,000-square-foot, five-year lease at Bankers Hall

Signed 1.2-million-square-foot lease with Morgan Stanley at One New York Plaza, New York, subsequent to the first quarter. The tenant is moving from a sublease at the property to a direct lease with Brookfield, which includes over 300,000 square feet of expansion space.

Sold interest in Altius Centre, Calgary, the last remaining Canadian office investment held outside of subsidiary Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), for C$179.8 million, twice the purchase price.

Sold Defence Plaza, Melbourne, for A$87 million.

Renewed $1 billion shelf prospectus for an additional 25 months.

Issued C$150 million in senior notes with an April 2018 maturity date and a yield of 4.00% subsequent to the first quarter.

Acquired Bow Parkade, Calgary, for C$90 million, adjacent to Brookfield’s existing Herald development site in the heart of downtown Calgary subsequent to the first quarter. The entire block, known as 225 Sixth, is now able to accommodate up to 2.8 million square feet of new development. The company paid $35 million in cash and secured $55 million in new financing.

Elected two new directors, Chris Clark and Paul Massey, subsequent to the first quarter. (Note: Chris Clark is no relation to Ric Clark.) The company extends its sincere appreciation to Allan Olson and Diana Taylor who are leaving the board to become directors at affiliate companies. Mr. Olson has served on the board since 1995 and Ms. Taylor since 2007.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on June 29, 2012 to shareholders of record at the close of business on June 1, 2012. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series F, G, H, J, K, L, N, P and R preferred shares were also declared payable on June 29, 2012 to shareholders of record at the close of business on June 15, 2012.

Net Operating Income and FFO

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements

This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing first quarter 2012 results on Friday, May 4, 2012 at 11:00 a.m. eastern time. Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.857.6930; pass code 5541414, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through June 4, 2012 by dialing 888.203.1112, pass code 5541414. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on May 4, 2012 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	March 31, 2012	December 31, 2011

Assets
Investment properties
Commercial properties	$19,708	$19,258
Commercial developments	1,492	1,412
Equity accounted investments(1)	2,437	2,256
Receivables and other	1,186	1,290
Restricted cash and cash equivalents	71	69
Cash and cash equivalents	260	434
Assets held for sale(2)	346	425
Total assets	$25,500	$25,144

Liabilities
Commercial property debt	$10,795	$10,635
Accounts payable and other liabilities	986	1,072
Deferred tax liabilities	606	547
Liabilities associated with assets held for sale(3)	171	217
Capital securities	862	994
Total liabilities	13,420	13,465
Equity
Preferred equity	1,095	1,095
Common equity	9,443	9,080
Total shareholders’ equity	10,538	10,175
Non-controlling interests	1,542	1,504
Total equity	12,080	11,679
Total liabilities and equity	$25,500	$25,144
Book value per common share	$18.60	$17.90
Book value per common share – pre-tax	$19.76	$18.94
(1)	Includes properties and entities held through joint ventures and associates
(2)	Comprises $344 million of commercial properties and $2 million of other assets at March 31, 2012 (December 31, 2011 -- $423 million and $2 million, respectively)
(3)	Comprises $163 million of commercial property debt and $8 million of other liabilities at March 31, 2012 (December 31, 2011 -- $210 million and $7 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Total revenue	$530	$380
Net operating income
Commercial operations	312	216
Interest and other income	22	27
	334	243
Expenses
Interest
Commercial property debt	138	101
Capital securities – corporate	14	15
General and administrative	37	35
Depreciation	3	2
Income before gains, share of net earnings from equity accounted investments and income taxes	142	90
Fair value gains	293	130
Share of net earnings from equity accounted investments(1)	47	118
Income before income tax expense	482	338
Income tax expense	80	33
Net income from continuing operations	402	305
Income from discontinued operations	5	26
Net income	407	331
Non-controlling interests	55	25
Net income attributable to common shareholders	$352	$306
(1)	Includes valuation gains of $22 million and $54 million, respectively, for the three months ended March 31, 2012 and March 31, 2011

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Earnings per share attributable to common shareholders - basic
Continuing operations	$0.66	$0.53
Discontinued operations	0.01	0.05
	$0.67	$0.58

	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Earnings per share attributable to common shareholders -diluted
Continuing operations	$0.61	$0.49
Discontinued operations	0.01	0.05
	$0.62	$0.54

Reconcilation to funds from operations

(US Millions, except per share amounts)	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Net income attributable to common shareholders	$352	$306
Add (deduct) non-cash and certain other items:
Fair value and other gains	(293)	(130)
Fair value adjustments in earnings from equity accounted investments	(22)	(54)
Non-controlling interests in above items	37	9
Income taxes	80	33
Discontinued operations(1)	―	(8)
Cash payments under interest rate swap contracts	―	(1)
Funds from operations	$154	$155
Preferred share dividends	(17)	(14)
FFO attributable to common shareholders	$137	$141
Weighted average common shares outstanding	508.5	508.2
FFO per common share	$0.27	$0.28
(1)	Reflects fair value and other gains net of income taxes

(US Millions, except per share amounts)	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Total FFO	$154	$155
Less: discontinued residential operations	―	13
Comparable FFO	$154	$142
Per share	$0.27	$0.25

commercial Property net operating income

(US Millions)	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Revenue from continuing operations	$508	$353
Operating expenses	(196)	(137)
Net operating income	$312	$216

DISCONTINUED OPERATIONS

(US Millions)	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Commercial revenue from discontinued operations	$14	$13
Operating expenses	(7)	(7)
Commercial net operating income from discontinued operations	7	6
Residential development revenue	―	83
Operating expenses	―	(70)
Residential development net operating income	―	13
Interest and other income	―	1
Interest expense	(2)	(2)
Funds from discontinued operations	5	18
Fair value gains	―	12
Income taxes related to discontinued operations and other	―	(4)
Discontinued operations	$5	$26